                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of May, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]       Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS


1. RESULT OF BUSINESS OPERATIONS FOR SEMI-ANNUAL ENDED MARCH 31, 2004 OF THE FISCAL YEAR ENDED SEPTEMBER 30, 2004 (CONSOLIDATED FINANCIAL INFORMATION). [ENGLISH TRANSLATION]

2. RESULT OF BUSINESS OPERATIONS FOR SEMI-ANNUAL ENDED MARCH 31, 2003 OF THE FISCAL YEAR ENDED SEPTEMBER 30, 2004 (NON-CONSOLIDATED FINANCIAL INFORMATION). [ENGLISH TRANSLATION]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Crayfish Co., Ltd.
                                       -----------------------------------------
                                                     (Registrant)

                                       By         /s/ Kazuhiko Muraki
                                          --------------------------------------
                                                     (Signature)
                                          Kazuhiko Muraki
                                          President and Representative Director

Date: May 12, 2004

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "CONSOLIDATED SEMI-ANNUAL FY2004 FINANCIAL RESULTS" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business outlook for FY2004" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                                                   May 12, 2004


                              [English Translation]


 [Note: This English translation of the "Result of Business Operations for semi-annual period Ended March 31, 2004 of the Fiscal Year Ending September 30, 2004" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]


                Consolidated semi-annual FY2004 Financial Results


Company Name: Crayfish Co., Ltd.                                             Stock Exchange Listings: Tokyo Stock Exchange (Mothers)
Code Number: 4747                                                            Location of Head Office: Tokyo
(URL http://www.crayfish.co.jp)
Representative: Representative Director and President, Kazuhiko Muraki
Contact Person: Director and Chief Financial Officer,  Kazuhiro Tamura
Meeting of Board of Directors for Approval of Semi-annual FY2004 Financial Results: May 12, 2004
Name of Parent Company: Hikari Tsushin, Inc. (Code Number: 9435)             Percentage of Shares held by Parent Company: 81.5%
Application of U.S. GAAP: No


1. Consolidated Financial Results of FY2004 1st half period (October 1, 2003 to March 31, 2004)


(1)Consolidated Operating Results                                           (Amounts less than one million yen are omitted)
---------------------------------------------------------------------------------------------------------------------------
                                   Net Sales                    Operating Income                   Ordinary Income
----------------------- ------------------------------- --------------------------------- ---------------------------------
                            (Millions of yen)     %          (Millions of yen)     %           (Millions of yen)     %

FY2004 1st half                   1,519          --                 268           --                  264           --
FY2003 1st half                      --          --                  --           --                   --           --
----------------------- ------------------------------- --------------------------------- ---------------------------------
FY 2003                              --                              --                                --
----------------------- ------------------------------- --------------------------------- ---------------------------------





---------------------------------------------------------------------------------------------------------------------------
                                  Net Income              Net Income Per Share - Basic     Net Income Per Share - Diluted
----------------------- ------------------------------- --------------------------------- ---------------------------------
                            (Millions of yen)     %                   (yen)                            (yen)

FY2004 1st half                    365           --                 35,629.54                            --
FY2003 1st half                     --           --                        --                            --
----------------------- ------------------------------- --------------------------------- ---------------------------------
FY2003                              --                                     --                            --
----------------------- ------------------------------- --------------------------------- ---------------------------------



(Note) 1. Equity in income (losses) of affiliates: FY2004 1st half N/A FY2003 1st half N/A FY2003 N/A

       2. Average number of shares issued and outstanding in each period (Consolidated): FY2004 1st half 10,268 shares FY2003 1st half N/A FY2003 N/A

       3. Change in accounting policy: None

       4. For net sales, operating income, ordinary income and net income, percentages indicate changes from previous period.

       5. The Company has started preparing consolidated financial statements since October 1, 2003 (FY2004)


(2) Consolidated Financial Position                              (Amounts less than one million yen are omitted)


---------------------------------------------------------------------------------------------------------------------------
                             Total Assets         Shareholders' Equity     Shareholders' Equity   Shareholders' Equity Per
                                                                                  Ratio                     Share
----------------------- ----------------------- ------------------------ ------------------------ -------------------------
                            (Millions of yen)        (Millions of yen)              %                      (yen)

FY2004 1st half                  3,809                   2,503                     65.7                  243,810.52
FY2003 1st half                     --                      --                       --                          --
----------------------- ----------------------- ------------------------ ------------------------ -------------------------
FY2003                              --                      --                       --                          --
----------------------- ----------------------- ------------------------ ------------------------ -------------------------



(Note 1) Shares issued and outstanding at the end of each period (Consolidated):
FY2004 1st half 10,268 shares FY2003 1st half N/A FY2003 N/A (,R)


(3)Consolidated Cash Flows       (Amounts less than one million yen are omitted)

---------------------------------------------------------------------------------------------------------------------------
                         Operating Cash Flows     Investing Cash Flows     Financing Cash Flows   Cash and Cash Equivalents
----------------------- ----------------------- ------------------------- ----------------------- -------------------------
                           (Millions of yen)         (Millions of yen)       (Millions of yen)         (Millions of yen)

FY2004 1st half                   412                     (21)                      --                       2,332
FY2003 1st half                    --                      --                       --                          --
----------------------- ----------------------- ------------------------- ----------------------- -------------------------
FY2003                             --                      --                       --                          --
----------------------- ----------------------- ------------------------- ----------------------- -------------------------

(4) Scope of Consolidation and Application of Equity Method:
        Consolidated subsidiaries 1 Company            Non-consolidated subsidiaries accounted for under the equity method N/A
        Affiliates accounted for under the equity method N/A

(5) Change in the Scope of Consolidation and Application of the Equity Method:
        Newly consolidated subsidiaries 1 Company      Formerly consolidated subsidiaries N/A
        Affiliates newly accounted for under the equity method N/A   Affiliates formerly accounted for under the equity method N/A


2. Consolidated Earning Projections for FY2004 (October 1, 2003 through September 30, 2004)



---------------------------------------------------------------------------------------------------------------------------
                                   Net Sales                     Ordinary Income                     Net Income
----------------------- ------------------------------- --------------------------------- ---------------------------------
                               (Millions of yen)                 (Millions of yen)                 (Millions of yen)

Annual                               2,610                             320                               400
----------------------- ------------------------------- --------------------------------- ---------------------------------


   (Reference) Projected net income per share for FY2004: 38,955.98 yen

 (Note) Earnings projections are based upon information currently available to us. Earnings projections involve a number of risks and uncertainties and actual results may materially differ from earnings projections discussed herein. Investors should not base their investment decisions on these earnings projections. For detail of the consolidated earning projection please see P6.

1. INFORMATION ON PARENT COMPANY


 --------------------------------------------------------------------------------------------------------------------------------
                                       Capital
                                      (Million       Description of       Percentage of
     Name               Address         yen)       principal business     voting rights            Relationship             Note
 ------------------- --------------- ------------- --------------------- --------- -------------- ------------------------ ------
                                                                         Own (%)    Owned (%)
 --------------------------------------------------------------------------------------------------------------------------------
  (Parent company)

                                                      Information                     81.5        One of the
  Hikari Tsushin,    Toshima-ku,        53,347     Technology service      -          (6.2)       corporate directors
  Inc.               Tokyo                             business                                   is an employee of        (Note)
                                                                                                  Hikari Tsushin, Inc.      1,2,3


 (Note) 1. (6.2) means indirect shareholdings.
        2. Hikari Tsushin also files a Security Report.
        3. One of the corporate directors has been resigned at the end of April, therefore there is no relationship as of the filling date.

2. MANAGEMENT POLICY
 (1)   Basic management policy

         The Company's basic management policy is to provide to Japanese small and medium-sized enterprises ("SME") a wide variety of IT functions by providing its core hosting service DESKWING as well as information technology services. Unlike larger Japanese corporations, many of the Company's Japanese SME target customers have little or no experience with using IT to improve operations. The Company aims to contribute to each stakeholder such as customers, venders, shareholders and the staffs by promoting IT.

 (2)   Basic policy on the appropriation of earnings

         Returning profits to shareholders is an important objective of the Company. The Company aims to pay out earnings in the light of its results of operations and its financial condition, amongst other things, while increasing retained earnings in order to maximize shareholders' value.

 (3)   Policy regarding reducing share trading lot

         While the Company recognizes that reducing share trading lot size is an effective practice, the method or time of such a reduction has not yet been determined.

 (4)   Objective management index

         Revenue has been declining due to a decline in the number of DESKWING subscribers. However, framework of the increasing net sales becomes to complete by its new businesses. The Company aims to stabilize revenue from DESKWING and strengthening commodity sales business, advertising business and others to boost profitability.

 (5)   Mid-long term business strategy

         The Company's vision is to become a "Total information technology partner for Japan's SMEs" by offering DESKWING and other IT products and services.

         In order to achieve the above objections, the Company tries to keep the sound financial system to improve sales force and strengthen of commodities which address the needs of SME in Japan, while maintaining cost control.

         In its server business, the Company will continue to enhance customer satisfaction and reduce cancellations.


         The Company will continue to identify software products that meet customer needs and develop relationships with sales agents to effectively market these products.

         In its internet advertisement space business, the Company will focus on strengthening its products and services, and then try to keep income.

         The Company will aim to quickly and unerringly offer hardware products, and then try to meet customer needs.

 (6)   Corporate governance

         The Company understands that corporate governance is crucial for maintaining transparency of management and focuses its corporate governance systems on its directors and corporate auditors.

         The board of directors is acts to resolve matters stipulated in Japanese laws and other important operational matters, and to oversee the Company's operations. Regular meetings of the board of directors are held once a month and extraordinary meetings are held at other times as necessary. The Company believes its practice of having four corporate auditors, all from outside the Company, and three directors, helps to maintain a sound audit structure. Corporate auditors and the Company hold no common interests.



                [SHAREHOLDERS' MEETING GRAPHIC APPEARS HERE]

 (7) Basic policy regarding relations with affiliates (e.g., parent company, etc.)

         By utilizing the synergistic effects of working with its parent company, Hikari Tsushin, Inc. ("Hikari") and its group companies, the Company aims to promote efficient group management policies and share strategies among other group companies. The Company acts as the Hikari group's leading IT business and will continue to design and develop IT products and services, and to use group synergies where appropriate. The Hikari group has strong distribution channels to Japanese SMEs that may assist the Company to effectively market its products and services. In line with its policy of maintaining high standards for its human resources, the Company may employ workers who have been seconded from Hikari or the Hikari group.

 (8)     Other important operational matters
       De-listing ADRs from Nasdaq and terminating ADR program.

         The economic environment in which the Company operates in general, and the Japanese economy in particular, has changed substantially since the Company publicly listed its shares in on the Nasdaq exchange in the United States. Since its listing on the Nasdaq exchange, the Company has shifted its focus from expansion to maintaining profitability. As announced in its press release of June 20, 2003, the Company's Board of Directors carefully considered the advantages and disadvantages of maintaining the Company's Nasdaq listing and its ADR program with the Bank of New York, including the fact that the Company has no current plan to expand its business into the United States, the significant costs associated with maintaining its Nasdaq listing and its ADR program with The Bank of New York, and the fact that as of September 30, 2003, only 3.93% of the Company's outstanding shares were held by U.S. shareholders. After consideration of these and other factors, the Board of Directors decided to de-list from Nasdaq effective November 24, 2003 and to terminate its ADR program on the same date.

3. BUSINESS OVERVIEW

(1)    Overview of operating results (October 1, 2003 to March 31, 2004)

         In semi-annual FY2004 (October 1, 2003 to March 31, 2004, the
       "Current Period"), consumer prices have been low during the Current Period. However company earnings, capital and personal expenditures showed signs of modest recovery. At the same time Economic demand balance gradually towards to modification.

         The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry.

         The Company has aimed to increase profits by strengthening its new software and hardware sales and advertisement business, in addition to its core business.

         In its server business, the Company has tried to control DESKWING subscriber cancellations, and as a result, the monthly subscription cancellation rate has stabilized near two percent. In spite of its efforts to acquire new subscribers, total subscribers decreased to 7,290 at the end of the current period (8,209 at September 31, 2003). As a result, revenues from the Company's server business in the current period were JPY568 million.

         In the commodity business, the Company launched its Resource
       Planning package (ERP), Virus Checker, PC-FAX software and hardware in the Current Period. The Company sells these products to Hikari Tsushin affiliates, such as IE Group, Inc. and CalltoWeb, Inc., who then resell the products to the customers. Revenues from the sales of these products in the Current Period were JPY557 million. The Company will continue to aim to expand its income by extending the reach of its products and services.

         In the media business, the Company has expanded its web site partner and advertiser network, and established its wholly owned subsidiary Cyber Joy, Inc. to promote and support its business. Revenues from the Company's advertising business in the Current Period were JPY361 million.

         Cyber Joy, Inc., a wholly owned subsidiary, liaises closely with the advertising business, and sells internet advertising spaces. Revenues in the Current Period were JPY51 million.

         Consolidated operating results for the Current Period showed revenues of JPY1,519 million, operating income of JPY268 million, ordinary income of JPY264 million, net income of JPY365 million. Non-consolidated operation results for the Current Period showed revenues of JPY1,515 million, operating income of JPY275 million, ordinary income of JPY271 million, net income of JPY372 million.


(2)    Consolidated financial condition (October 1, 2003 to March 31, 2004)

         Management continued to focus on improving the Company's cash flow, and cash balances were positive at the end of the Current Period. While Japan's economy has begun to gradually recover, the Company has prudently maintained a high equity ratio. As a result, consolidated results at the end of the Current Period showed total assets of JPY3,809 million, liabilities of JPY1,305 million and shareholders' equity of JPY2,503 million.

         Cash balances remained positive in the Current Period due mainly to the stabilization of the Company's server business. Net cash provided by operating activities was JPY412 million and net cash used for investing activities was JPY21 million, respectively. Accordingly, cash and cash equivalents at the end of the Current Period was JPY2,332 million.

         [Trends of financial index]

         ---------------------------------------------------------------------------------------------
                                                                   FY2004 1st half
         ----------------------------------------- ---------------------------------------------------
         Equity ratio                                                  65.8%
         ----------------------------------------- ---------------------------------------------------
         Equity ratio based on market value                            121.3%
         ----------------------------------------- ---------------------------------------------------
         Number of years for debut redemption                            --
         ----------------------------------------- ---------------------------------------------------
         Interest coverage ratio                                         --
         ----------------------------------------- ---------------------------------------------------

       Equity ratio: Shareholder's equity / Total assets

       Equity ratio based on market value: Total value of shares based on market value / Total assets.

       Number of years for debt redemption: Interest-bearing debt / Net cash flows provided by operating activities.

       Interest coverage ratio: Net cash flows provided by operating activities / Interest payment.


         1.     Each index is based on consolidated financial data.

         2. The total value of shares based on market value is calculated by the price of share at the end of the period multiplied by the number of shares at the end of the period.

         3. Number of years for debt redemption and interest coverage ratio are not stated because the Company does not have any interest-bearing debt or interest payments.

(3)    Business outlook for FY2004 (October 1, 2003 through September 30, 2004)

         As identified above, the cancellation rate of DESKWING subscribers continue to below, and also the revenue of its new businesses stably go sideways. The Company aims to boost its profitability by maintaining cost control, stabilizing revenue from the DESKWING business, and strengthening its new businesses, thereby maintaining positive net income. The Company's vision is to become a "Total information technology partner for Japan's SMEs" by offering DESKWING and other IT products and services. In order to achieve the above objections, the Company tries to keep the sound financial system to improve sales force and strengthen of commodities which address the needs of SME in Japan, while maintaining cost control. In its server business, the Company will continue to enhance customer satisfaction and reduce cancellations. The Company will continue to identify software products that meet customer needs and develop relationships with sales agents to effectively market these products. In its internet advertisement space business, the Company will focus on strengthening its products and services, and then try to keep income. The Company will aim to quickly and unerringly offer hardware products, and then try to meet customer needs.

         From above estimations, the consolidated earning projection for FY2004 is that net sales will be JPY2,610 million, ordinary income will be JPY320 million and net income will be JPY400 million. And also, the non-consolidated earning projections for FY2004 is that net sales will be JPY2,600 million, ordinary income will be JPY320 million and net income will be JPY400 million.

4.     SPECIAL DESCRIPTION CONCERNING THE BUSINESS OUTLINE, ETC.

       [In the Japanese original, this section reported risk factors that have previously been reported by the Company in its most recent 20-F filing. The Risk Factors section of that most recent 20-F filing are herein incorporated by reference.]

5.   Semi-annual Consolidated Financial Statements
 (1) Semi-annual Consolidated Balance Sheet



                                                        (Thousands of yen)

-------------------------------------------- -----------------------------
Periods
                                             Consolidated FY2004 1st half
Accounts                                       (As of March 31, 2004)
-------------------------------------------- -----------------------------
                                                    Amounts        Ratio
-------------------------------------------- -------------------- --------
                                                                        %
                    (Assets)

I       Current Assets
     1. Cash on hand and in banks                     2,332,022
     2. Accounts receivable trade                       309,272
     3. Securities                                      200,799
     4. Inventories                                       22,634
     5. Deferred tax assets                             105,794
     6. Official credit deposit         N2              782,081
     7. Others                                           15,937
     8. Allowance for doubtful accounts                  (7,435)
                                             ------------------
        Total current assets                          3,761,107     98.7
II      Fixed assets
     1. Property and equipment          N1               22,117      0.6
     2. Intangible assets                                23,590      0.6
     3. Investments and others                            2,290      0.1
                                             ------------------
        Total fixed assets                               47,999      1.3
                                             ------------------
        Total assets                                  3,809,106    100.0
                                             ==================




                                                             (Thousands of yen)

------------------------------------------------------------------------------
Periods                                           Consolidated FY2004 1st half
Accounts                                            (As of March 31, 2004)
------------------------------------------------ -----------------------------
                                                       Amounts        Ratio
------------------------------------------------ ------------------ ----------
                                                                            %
                (Liability)

I       Current liability

     1. Accounts payable-trade                             416,332
     2. Accounts payable-other                              69,610
     3. Income taxes payable                                 1,932
     4. Allowance for accured bonus                         11,194
     5. Allowance for settlement of                        782,081
        litigation
     6. Others                                              24,508
                                                 ------------------
        Total current liabilities                        1,305,660     34.3
                                                 ------------------
        Total liabilities                                1,305,660     34.3
                                                 ------------------

              (Shareholders' equity)

  I     Common stock                                       566,685     14.9
 II     Capital surplus                                    465,101     12.2
III     Earnings surplus                                 1,471,659     38.6
                                                 ------------------
        Total shareholders' equity                       2,503,446     65.7
                                                 ------------------
        Total liabilities and shareholders'              3,809,106    100.0
        equity
                                                 ==================


(2) Semi-annual Consolidated Statement of Income
                                                             (Thousands of yen)

-----------------------------------------------------------------------------------------
                                              Periods   Consolidated FY2004 1st half
                                                               From Oct 1, 2003
Accounts                                                       To Mar 31, 2004
------------------------------------------------------ ------------------------- --------
                                                                Amounts           Ratio
------------------------------------------------------ ------------ ------------ --------
                                                                                      %
I     Net Sales                                                      1,519,416    100.0
II    Cost of Sales                                                    892,021     58.7
                                                                    ------------
      Gross profit                                                     627,395     41.3

III   Selling, General and Administrative
      Expense                                     N1                   358,403     23.6
                                                                    ------------
      Operating income                                                 268,992     17.7

IV    Non-operating Income
      1. Interest income                                        33
      2. Foreign currency transaction gain                     323
      3. Interest on refund                                    195
      4. Others                                                 25         577      0.0
                                                       ------------
V     Non-operating Expense
      1. Rent expense                                        1,529
      2. Litigation costs                                    3,100
      3. Others                                                309       4,939      0.3
                                                                    ------------ ------------
          Ordinary income                                              264,630     17.4

VI     Special Gain
       1. Others                                               411         411      0.0
                                                       ------------
VII    Special Losses
       1. Loss on disposal of fixed assets        N2         3,057      3,057       0.2
                                                       ------------ ------------
         Income before income taxes                                    261,985     17.2
         Corporate, inhabitants and enterprise
         taxes                                               1,935
         Income taxes-deferred                            (105,794)   (103,859)    (6.9)
                                                       ------------ ------------
         Net income                                                    365,844     24.1
                                                                    ============



(3)     Semi-annual Consolidated Statement of Retained Earnings

                                                              (Thousands of yen)


-----------------------------------------------------------------------------------------
                                                            Consolidated FY2004 1st half
                         Accounts                                 From Oct 1, 2003
                                                                  To Mar 31, 2004
----------------------------------------------------------- -----------------------------
                                                                      Amounts
----------------------------------------------------------- -----------------------------

(Capital surplus)
    I    Capital surplus at the beginning of the period                          465,101
                                                                           --------------
    II   Capital surplus at the end of the period                                465,101
                                                                           --------------

(Earnings surplus)
    I    Earnings surplus at the beginning of the period                       1,105,815


    II   Increase in earning surplus


         Net income                                                              365,844
                                                            -------------- --------------
    III  Earnings surplus at the end of period                                 1,471,659
                                                                           ==============


(4) Semi-annual Consolidated Statement of Cash Flows

                                                              (Thousands of yen)

----------------------------------------------------------------------------------------------------
                                                                       Consolidated FY2004 1st half
                              Accounts                                       From Oct 1, 2003
                                                                             To Mar 31, 2004
---------------------------------------------------------------------- -----------------------------
                                                                                 Amounts
---------------------------------------------------------------------- -----------------------------

I     Cash flows from operating activities
      1.  Income before income taxes                                                         261,985
      2.  Depreciation and amortization                                                        7,588
      3.  Decrease in allowance for doubtful accounts                                       (262,650)
      4.  Increase in allowance for bonus                                                      2,075
      5.  Interest and dividend                                                                  (33)
      6.  Loss on disposal of property and equipment                                           3,057
      7.  Increase in accounts receivable-trade                                             (184,078)
      8.  Decrease in bankruptcy reorganization claim                                        260,820
      9.  Increase in inventories                                                            (20,269)
     10.  Increase in accounts payable                                                       281,269
     11.  Others                                                                              64,291
                                                                       -----------------------------
            Subtotal                                                                         414,057
     12.  Interest and dividend received                                                          48
     13.  Income taxes paid                                                                   (1,145)
                                                                       -----------------------------
            Net cash provided by operating activities                                        412,960

II    Cash flows from investing activities
     1.  Deposit in time deposit                                                            (200,000)
     2.  Refunding of time deposit                                                           200,000
     3.  Purchase of property and equipment                                                   (3,544)
     4.  Proceeds from sales of property and equipment                                           303
     5.  Purchase of intangible assets                                                       (18,212)
                                                                       -----------------------------
            Net cash used in investing activities                                            (21,453)

III   Cash flows from financing activities                                                        --

                                                                       -----------------------------
IV    Net increase in cash and cash equivalents                                              391,506
V     Cash and cash equivalents at the beginning of the period                             1,931,315
VI    Net increase in cash and cash equivalents due to inclusion in                           10,000
      consolidation
                                                                       -----------------------------
VII   Cash and cash equivalents at the end of the period                                   2,332,822
                                                                       =============================


Significant accounting policies



                                        Consolidated FY2004 1st half
                                               From Oct 1, 2003
Items                 Periods                  To Mar 31, 2004
------------------------------ -------------------------------------------------
1. Sope of consolidation       (1)  All subsidiaries are consolidated.
                                   Number of subsidiaries:
                                    1 Company
                                   Name of consolidated company:
                               (2)  Cyber Joy, Inc.
------------------------------ -------------------------------------------------
2. Applicability of equity          Not applicable, because of no
   method                          nonconsolidated and no affiliate companies.
------------------------------ -------------------------------------------------
3. Accounting period of             Subsidiary's balance sheet date is the
   consolidated subsidiaries       same date as the consolidated balance
                                   sheet date.
------------------------------ -------------------------------------------------
4. Significant                 (1) Basis and methods
   accounting policies             of valuation of assets

                                   (1) Securities:
                                       Other securities
                                       No market quotation
                                       Cost method based on average method.

                                   (2) Inventory:
                                       Commodities
                                       Average method

                               (2) Depreciation and amortization of fixed
                                   assets

                                   (1) Property and equipment:
                                       Declining balance method:
                                       Estimated useful life is described as
                                       below:

                                   Building:          15 years
                                   Equipment:     3 to 8 years
                                   (2) Intangible fixed assets:
                                        Software used for the Company's
                                       operation is amortized by the
                                       straight-line method over the estimated
                                       useful life of 5 years.

                               (3) Basis for calculation
                                   of allowances

                                   (1)  Allowance for doubtful accounts:
                                        Allowance for doubtful accounts is
                                       provided based on past experience for
                                       normal receivables and on an estimate
                                       of the collectibility of receivables
                                       and on an estimate of the collectibility
                                       of receivables from companies in
                                       financial difficulty.
------------------------------ -------------------------------------------------




                                         Consolidated FY2004 1st half
                                               From Oct 1, 2003
Items                 Periods                  To Mar 31, 2004
------------------------------ -------------------------------------------------
                                   (2) Allowance for bonus:

                                     Accrued bonus is provided for the payment of
                                   employees' bonus based on estimated amounts of future payments attributed to the current period.

                                   (3) Allowance for settlement:

                                     The company has recorded the amount it expects
                                   to pay for settlement of the class action suit
                                   related to the Company's US public offering of
                                   securities.

                               (4) Lease

                                   Noncancelable lease transactions are primarily
                                 accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

                               (5) Others

                                   Consolidated accounting for consumption taxes.
                                   Consumption taxes are excluded from transaction
                               amounts.

------------------------------ -------------------------------------------------
5. Cash and cash equivalents       Cash and cash equivalents in the statement
   in interim statements of    of cash flows consist of cash on hand, bank
   cash flow                   deposits which can be withdrawn on demand and
                               short-term investments which can easily be
                               converted to cash and subject to little risk of
                               change in value and with maturity within three
                               months after acquisition of the securities.
------------------------------ -------------------------------------------------

Notes to financial statements

   (For consolidated balance sheet)         (Thousands of yen)

            Consolidated FY2004 1st half
               (As of March 31, 2004)
--------------------------------------------------------------------------------
N1 Accumulated depreciation of property and equipment:
                                            JPY63,602
--------------------------------------------------------------------------------
N2 JPY782,081 is on deposit in an escrow account pursuant to the settlement of the US class action related to the Company's public offering of securities in the U.S.


   (For consolidated statement of income)   (Thousands of yen)


            Consolidated FY2004 1st half
                  From Oct 1, 2003
                   To Mar 31, 2004
--------------------------------------------------------------------------------
N1 Major expense item and amounts in selling, general and administrative expense is described as below:

        Salaries expense                 JPY92,858
        Directors' remuneration          JPY37,818
        Sales commission                 JPY79,721
        Provision for bonus              JPY11,194
        Provision for doubtful accounts  JPY 5,691
        Commission paid                  JPY45,418
--------------------------------------------------------------------------------
N2 Loss on disposal of fixed assets is as follows:
        Property and equipment           JPY 3,057
--------------------------------------------------------------------------------


   (For consolidated statement of cash flows)      (Thousands of yen)

             Consolidated FY2004 1st half
                  From Oct 1, 2003
                   To Mar 31, 2004
--------------------------------------------------------------------------------
  The following is the relation between cash and cash equivalents at the current period and the items listed in consolidated balance sheet.

     Cash on hand and in banks      JPY2,332,022
     Time deposits with maturity
      more than 3 months            JPY (200,000)
     Securities                     JPY  200,799
-------------------------------------------------------------
     Cash and cash equivalents      JPY2,332,822
=============================================================

   (For lease transactions)


            Consolidated FY2004 1st half
                   From Oct 1, 2003
                   To Mar 31, 2004
------------------------------------------------------
There are no significant transactions to be disclosed.
------------------------------------------------------

   (For securities)
     Consolidated FY2004 1st half (As of March 31, 2004)
         Carring value of major securities whose fair value is not available.

                                            (Thousands of yen)

                Categories                 Amount accounted in balance sheet
------------------------------------- ------------------------------------------

Other securities

   Free Financial Funds                                JPY200,799

--------------------------------------------------------------------------------

   (For derivative transaction)

     Consolidated FY2004 1st half (As of March 31, 2004)

         The Company does not engage in derivative transactions and therefore this item is not applicable.

   (Segment information)

   (Segment information in class of business)



   Consolidated FY2004 1st half (From October 1, 2003 to March 31, 2004)                           (Thousands of yen)

                                                                                                 Eliminated
                               Server       Commodity       Media                                 or whole
                              business      business      business       Others        Total       company    Consolidated
--------------------------- -------------- ------------ -------------- ------------ ------------ ------------ --------------
Net Sales:
 (1) Sales to third parties    568,557       557,979       361,389       31,489      1,519,416          --       1,519,416
 (2) Inter-group sales              --            --            --           --             --          --              --
--------------------------- -------------- ------------ -------------- ------------ ------------ ------------ --------------
          Total                568,557       557,979       361,389       31,489      1,519,416          --       1,519,416
--------------------------- -------------- ------------ -------------- ------------ ------------ ------------ --------------
Operation expenses             259,003       520,755       356,378        1,175      1,137,313     114,615       1,251,929
--------------------------- -------------- ------------ -------------- ------------ ------------ ------------ --------------
Operating income (Loss)        309,590        37,223         4,974       30,314        382,103    (114,615)        267,487
--------------------------- -------------- ------------ -------------- ------------ ------------ ------------ --------------

   (Note) 1. Classification of business segments

              The businesses segments are classified in consideration by similarity of series and market of goods.

          2. Main product of each business segment


                 Business segment                            Main products * service
              ----------------------- ---------------------------------------------------------------------
                 Server business      Rental server (Core service DESKWING)
              ----------------------- ---------------------------------------------------------------------
                Commodity business    PC hardware, peripheral equipment, planning of and sales of software
              ----------------------- ---------------------------------------------------------------------
                  Media business      Sales of internet advertisement space
              ----------------------- ---------------------------------------------------------------------
                      Others          Creating web site and consulting
              ----------------------- ---------------------------------------------------------------------

          3. Operating expense in "Eliminated or whole company" (JPY114,615 thousand) represent the un-allocable expenses incurred in the Company's administration department.

   (Geographical segment information)

     Geographical segment information in consolidated FY2004 1st half (From October 1, 2003 to March 31, 2004) is not stated, because the Company has no overseas subsidiaries or branches.

   (Overseas net sales)

     Overseas net sales in consolidated FY2004 1st half (From October 1, 2003 to March 31, 2004) is not stated because the Company has no overseas sales.

   (Amounts per share)

                                     Consolidated FY2004 1st half
                                          From Oct 1, 2003
                                           To Mar 31, 2004
------------------------------------ -----------------------------
Net assets per share                            JPY243,810.52
Net income per share                            JPY 35,629.54
Net income per share - diluted                             --

    (Note) 1. Net income per share-diluted is not stated because there is no premium on subscription rights.

           2. Net income per share-basic for FY 2004 1st half is calculated based on the following figures.


                                                          Consolidated FY2004 1st half
                                                                 From Oct 1, 2003
                                                                 To Mar 31, 2004
------------------------------------------------------- ---------------------------------------------
Net income                                                        JPY365,844 thousand
------------------------------------------------------- ---------------------------------------------
Amount not attributable to common shareholders                                     --
------------------------------------------------------- ---------------------------------------------
Net income attributable to common stock                           JPY365,844 thousand
------------------------------------------------------- ---------------------------------------------
Average number of shares outstanding during the period                  10,268 shares
------------------------------------------------------- ---------------------------------------------
                                                          (Unsecured bonds with subscription rights)
  Information of diluted shares, which is not
included in calculation of interim net income           The 3rd unsecured bonds
per share for the current period due to no              (with subscription rights)
dilutive effect.                                        (Issued on September 27, 1999)
                                                          Outstanding amounts of subscription rights
                                                         JPY1,687,500 thousand
                                                          Issue price and amount to be credited to
                                                        common stock account per share of the
                                                        issuing stock by the exercise of subscription
                                                        rights.
                                                              Issue price: JPY1,033,520.30
                                                          Amount to be credited to common stock account
                                                        per share:
                                                                                      JPY516,760.15



    (Significant subsequent events)

      Consolidated FY2004 1st half
            From Oct 1, 2003
            To Mar 31, 2004
-----------------------------------------
  Not applicable
-----------------------------------------


   (5) Others

     Not applicable

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "NON-CONSOLIDATED SEMI-ANNUAL FY2004 FINANCIAL RESULTS" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business outlook for FY2004" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                                                    May 12, 2004
                              [English Translation]

  [Note: This English translation of the "Result of Business Operations for semi-annual period Ended March 31, 2004 of the Fiscal Year Ending September 30, 2004" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

              Non-consolidated semi-annual FY2004 Financial Results

Company Name: Crayfish Co., Ltd.                                        Stock Exchange Listings: Tokyo Stock Exchange (Mothers)
Code Number: 4747                                                       Location of Head Office: Tokyo
(URL http://www.crayfish.co.jp)
Representative: Representative Director and President, Kazuhiko Muraki
Contact Person: Director and Chief Financial Officer,  Kazuhiro Tamura
Meeting of Broad of Directors for Approval of FY2004 Semi-annual Financial Results: May 12, 2004
Adoption of Interium Dividends Policy: Yes
Date of Interim Dividends to be paid: N/A                                       Adoption of Unit Shares Policy: No

1.  Results of FY2004 1st half period (October 1, 2003 through March 31, 2004)
(1) Operating Results

                                                  (Amounts less than one million yen are omitted)
                        ---------------------------------------------------------------------------------------------------
                                   Net Sales                     Operating Income                  Ordinary Income
----------------------- ------------------------------- ---------------------------------- --------------------------------
                           (millions of yen)        %     (millions of yen)      %           (millions of yen)     %
FY2004 1st half                      1,516       68.7               275      -24.2                     271     -24.0
FY2003 1st half                        898      -49.1               363      -62.6                     354     -62.8
----------------------- ------------------------------- ---------------------------------- --------------------------------
FY2003                               1,768                          611                                594
----------------------- ------------------------------- ---------------------------------- --------------------------------



                               Net Income (Loss)          Net Income (Loss) Per Share Basic
----------------------- ------------------------------- ------------------------------------
                           (millions of yen)        %                                (yen)
FY2004 1st half                     372            --             36,271.56
FY2003 1st half                    (468)           --            (45,688.86)
----------------------- ------------------------------- ------------------------------------
FY2003                             (232)                         (22,612.17)
----------------------- ------------------------------- ------------------------------------

(Note) 1. Average number of shares issued and outstanding in each period:

          FY2004 1st half 10,268 shares FY2003 1st half 10,260 shares FY2003 10,265 shares

       2. Change in accounting policy: None

       3. Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of charges from previous semi-annual period.

(2) Dividends


                          Interim Dividends Per Share    Annual Dividends Per Share
----------------------- ------------------------------ ---------------------------
                                                (yen)                         (yen)
FY2004 1st half                             0     0                         --
FY2003 1st half                             0     0                         --
----------------------- ------------------------------ ---------------------------
FY2003                                     --                          0     0
----------------------- ------------------------------ ---------------------------

(3) Financial Position

                                                        (Amounts less than one million yen are omitted)
                        -----------------------------------------------------------------------------------------------------------
                            Total assets      Shareholders' Equity    Shareholder's Equity Ratio    Shareholders' Equity Per Share
----------------------- -------------------- ---------------------- ----------------------------- ---------------------------------
                         (millions of yen)     (millions of yen)                           %                                 (yen)
FY2004 1st half                 3,813                 2,510                   65.8                            244,452.55
FY2003 1st half                17,242                16,276                   94.4                          1,585,131.29
----------------------- -------------------- ---------------------- ----------------------------- ---------------------------------
FY2003                          3,129                 2,137                   68.3                            208,180.98
----------------------- -------------------- ---------------------- ----------------------------- ---------------------------------

(Note) 1. Number of shares issued and outstanding at the end of each period:

         FY2004 1st half  10,268 shares     FY2003 1st half  10,268 shares
         FY2003  10,268 shares

       2. Number of treasury stock at the end of each period:
          FY2004 1st half N/A   FY2003 1st half N/A      FY2003 N/A

2. Non-consolidated Earning Projections for FY2004 (October 1, 2003 through September 30, 2004)


                                                                                             Annual dividends per share
                              Net Sales          Ordinary Income         Net Income       --------------------------------
                                                                                              Year-End
----------------------- --------------------- --------------------- --------------------- ------------------ -------------
                           (millions of yen)     (millions of yen)     (millions of yen)              (yen)         (yen)
Annual                                 2,600                   320                   400                  0             0
----------------------- --------------------- --------------------- --------------------- ------------------ -------------

   (Reference)Projected net income per share for FY2004   38,955.98 yen
 (Note) Earnings projections are based upon information currently available to us. Earnings projections involve a number of risks and uncertainties and actual results may materially differ from earnings projections discussed herein. Investors should not base their investment decisions on these earnings projections. For the detail of non-consolidated earning projection please see P6.

1. Semi-annual Financial Statements
   (1) Semi-annual Balance Sheets
                                                             (Thousands of yen)


--------------------------------------------------- -------------- ------- -------------- -------- ---------------- --------
                                           Periods
                                                      (As of March 31,                             (As of September 30,
 Accounts                                                  2003)          (As of March 31, 2004)  2003)
--------------------------------------------------- ---------------------- ----------------------- -------------------------
                                                        Amounts     Ratio      Amounts     Ratio       Amounts       Ratio
--------------------------------------------------- -------------- ------- -------------- -------- ---------------- --------
                                                                       %                        %                         %
                      (Assets)

I     Current Assets

1.     Cash on hand and in banks                        16,830,174              2,313,037                 1,930,519
2.     Accounts recievable-trade                           109,047                322,374                   125,194
3.     Securities                                          200,791                200,799                   200,795
4.     Inventories                                               29                 22,634                     2,365
5.     Deferred tax assets                                      --                105,794                        --
6.     Accounts recievable-others                           40,606                     --                        --
7.     Official credit deposit                N2                --                782,081                   782,081
8.     Prepaid expense                                       5,761                     --                        --
9.     Others                                                3,711                 15,946                    49,540
10.    Allowance of doubtful accounts                      (10,600)                (7,434)                   (9,264)
                                                    --------------         --------------          ----------------
        Total currents assets                           17,179,522    99.6      3,755,232     98.5        3,081,232     98.5


II     Fixed assets

1.     Tangible fixed assets                  N1
       (1) Property                                          3,781                     --                        --
       (2) Equipment                                        44,978                     --                        --
                                                    --------------         --------------          ----------------
        Total tangible fixed assets                         48,760     0.3         22,117      0.6           27,166       0.9
2.     Intangible fixed assets                              11,810     0.1         23,590      0.6            8,348       0.2
3.     Investments and others
       (1)Investment security                                    1                     --                        --
       (2)Guaranty deposits and others                     262,939                     --                        --
       (3)Allowance of doubtful accounts                  (260,650)                    --                  (260,820)
                                                    --------------         --------------          ----------------
        Total investments and others                         2,290     0.0         12,290      0.3           12,290       0.4
                                                    --------------         --------------          ----------------
        Total fixed assets                                  62,861     0.4         57,999      1.5           47,806       1.5
                                                    --------------         --------------          ----------------
        Total assets                                    17,242,383   100.0      3,813,231    100.0        3,129,038     100.0
                                                    ==============         ==============          ================



                                                             (Thousands of yen)


----------------------------------------------------------------------------------------------------------------------------
                                            Period
                                                      (As of March 31,                               (As of September 30,
 Accounts                                                   2003)          (As of March 31, 2004)           2003)
--------------------------------------------------- -------------- ------- -------------- -------- ---------------- --------
                                                        Amounts     Ratio      Amounts     Ratio       Amounts       Ratio
--------------------------------------------------- -------------- ------- -------------- -------- ---------------- --------
                                                                        %                       %                         %
                     (Liabilities)

I      Current liabilities

1.     Accounts payable-trade                             104,726                414,228                  135,062
2.     Accounts payable-others                             28,347                 73,528                   44,270
3.     Income taxes payable                                   591                  1,897                    1,191
4.     Allowance for accured bonus                          4,044                 10,229                    9,119
5.     Allowance for settlement of litigation             796,325                782,081                  782,081
6.     Others                                   N3         32,220                 21,227                   19,711
                                                    --------------         --------------          ----------------
       Total current liabilities                          966,255     5.6      1,303,193     34.2         991,436      31.7
                                                    --------------         --------------          ----------------
       Total liabilities                                  966,255     5.6      1,303,193     34.2         991,436      31.7
                                                    ==============         ==============          ================

                (Shareholders' equity)

I      Common stock                             N4      8,062,325    46.8        566,685     14.9         566,685      18.1
II     Capital surplus                          N4
       Additional paid-in capital                       7,344,661                465,101                  465,101
                                                    --------------         --------------          ----------------
       Total capital surplus                            7,344,661    42.6        465,101     12.1         465,101      14.9
III    Earning surplus
       Retained earnings                                  869,141              1,478,252                1,105,815
                                                    --------------         --------------          ----------------
       Total earnings surplus                             869,141     5.0      1,478,252     38.8       1,105,815      35.3
                                                    --------------         --------------          ----------------
       Total shareholders' equity                      16,276,128    94.4      2,510,038     65.8       2,137,602      68.3
                                                    --------------         --------------          ----------------
       Total liabilities and shareholders' equity      17,242,383   100.0      3,813,231    100.0       3,129,038     100.0
                                                    ==============         ==============          ================


(2) Semi-annual Statements of Income

                                                             (Thousands of yen)

------------------------------------------------------------------------------------------------------------------------------
                                          Period     FY2003 1st half           FY2004 1st half               FY2003
                                                     From Oct 1, 2002          From Oct 1, 2003          From Oct 1, 2002
  Accounts                                           To Mar 31, 2003           To Mar 31, 2004           To Sep 30, 2003
------------------------------------------------- ---------------- ------- ----------------- ------- ---------------- --------
                                                      Amounts       Ratio      Amounts        Ratio      Amounts       Ratio
------------------------------------------------- ---------------- ------- ----------------- ------- ---------------- --------
                                                                        %                         %                         %

I       Net Sales                                         898,016   100.0         1,515,321   100.0        1,768,165     100.0
II      Cost of Sales                                     299,702    33.4           888,128    58.6          649,620      36.7
                                                  ----------------         -----------------         ----------------
         Gross profit                                     598,314    66.6           627,192    41.4        1,118,544      63.3

III     Selling, General and Administrative
         Expense N1                                       234,597    26.1           351,952    23.2          507,307      28.7
                                                  ----------------         -----------------         ----------------
         Operating Income                                 363,716    40.5           275,240    18.2          611,237      34.6

IV      Non-operating Income                   N2           7,754     0.9               577     0.0           17,588       1.0

V       Non-operating Expense                  N3          16,687     1.9             4,630     0.3           34,048       2.0
                                                  ----------------         -----------------         ----------------
        Ordinary Income                                   354,783    39.5           271,187    17.9          594,778      33.6

VI      Special Gain                           N4          24,334     2.7               411     0.0           26,932       1.5

VII     Special Losses                         N5         847,301    94.3             3,057     0.2          852,614      48.2
                                                  ----------------         -----------------         ----------------
         Income (loss) before income taxes               (468,183)  (52.1)          268,542    17.7         (230,903)    (13.0)
         Corporate, inhabitants and
          enterprise taxes                                    605     0.1             1,900     0.1            1,210       0.1
         Income taxes-deferred                                 --      --          (105,794)   (7.0)              --        --
                                                  ----------------         -----------------         ----------------
         Net income (loss)                               (468,788)  (52.2)          372,436    24.6         (232,113)    (13.1)
         Retained earnings at the
          beginning of the period                       1,337,929                 1,105,815                1,337,929
                                                  ----------------         -----------------         ----------------
         Retained earnings at the end of
          the period                                      869,141                 1,478,252                1,105,815
                                                  ================         =================         ================

(3) Semi-annual Statements of Cash Flows

                                                             (Thousands of yen)

-------------------------------------------------------------- ------------------------ -----------------------
                                                                   FY2003 1st half                FY2003
                          Accounts                                From Oct 1, 2002         From Oct 1, 2002
                                                                   To Mar 31, 2003         To Sep 30, 2003
-------------------------------------------------------------- ------------------------ -----------------------
                                                                       Amounts                 Amounts
-------------------------------------------------------------- ------------------------ -----------------------


I       Cash flows from operating activities
      1.  Net income before income taxes (loss)                               (468,183)               (230,903)
      2.  Depreciation and amortization                                         18,078                  29,063
      3.  Amortization for security deposit                                        997                     997
      4.  Increase (decrease) in allowance for doubtful
           accounts                                                                378                    (787)
      5.  Increase (decrease) in allowance for bonus                            (2,970)                  2,104
      6.  Increase in allowance for litigation settlement                      796,325                 782,081
      7.  Interest and dividend income                                            (243)                   (340)
      8.  Gain on sales of property and equipment                              (12,396)                (14,017)
      9.  Loss on sales of property and equipment                                   --                   4,417
     10.  Loss on disposals of property and equipment                           42,253                  47,811
     11.  Increase in accounts receivable-trade                                (86,149)               (102,295)
     12.  Increase in official credit deposit                                       --                (782,081)
     13.  Decrease in account receivable                                            --                  42,909
     14.  Decrease (Increase) in other assets                                   52,136                 (10,859)
     15.  Increase in accounts payable                                          55,800                  86,137
     16.  Decrease in other liabilities                                        (75,215)                (70,501)
                                                               ------------------------ -----------------------
          Subtotal                                                             320,811                (216,263)
     17.  Interests and dividend received                                          262                     362
     18.  Income taxes paid                                                     (3,270)                 (3,292)
                                                               ------------------------ -----------------------
          Net cash provided by (used in) operating
           activities                                                          317,802                (219,193)

II      Cash flows from investing activities
     1.  Deposit in time deposit                                             (200,000)                (200,000)
     2.  Refunding of time deposit                                            200,000                  200,000
     3.  Purchase of subsidiary securities                                         --                  (10,000)
     4.  Purchase of property and equipment                                      (400)                  (4,006)
     5.  Proceeds from sales of property and equipment                          93,135                  97,545
     6.  Proceeds from other investments                                         4,351                  26,094
                                                               ------------------------ -----------------------
            Net cash provided by investing activities                           97,087                 109,633

III     Cash flows from financing activities
     1.  Proceeds from issuance of new shares                                    4,000                  4,000
     2.  Payment for special dividend in connection with
          capital reduction                                                         --            (14,375,200)
                                                               ------------------------ -----------------------
            Net cash provided by (used in) financing
             activities                                                          4,000             (14,371,200)

                                                               ------------------------ -----------------------
IV      Net increase (decrease) in cash and cash equivalents                   418,889             (14,480,760)
V       Cash and cash equivalents at the beginning
         of the period                                                      16,412,076              16,412,076
                                                               ------------------------ -----------------------
VII     Cash and cash equivalents at the end of the period                  16,830,966               1,931,315
-------------------------------------------------------------- ======================== =======================


(Note) FY2004 1st half (From October 1, 2003 to March 31, 2004) is not stated, because of introduction of consolidated FY2004 1st half financial results.

Significant accounting policies




                                FY2003 1st half                    FY2004 1st half                       FY2003
                                From Oct 1, 2002                   From Oct 1, 2003                  From Oct 1, 2002
Items          Periods         To Mar 31, 2003                    To Mar 31, 2004                   To Sep 30, 2003

----------------------- -------------------------------------- ---------------------------------- ----------------------------------
1.Basis and methods of         (1) Securities                    (1) Securities                     (1) Securities
  valuation of assets                  --                            Subsidiary shares:                 Subsidiary:
                                                                     Cost method based on               Same as left
                                                                     average

                                   Other securities                  Other securities                    Other securities
                                    No market quotation:              No market quotation:               No market quotation:
                                     Cost method based on              Same as left                       Same as left
                                     average

                               (2) Inventory                      (2) Inventory                        (2) Inventory
                                      --                              Commodity:                          Commodity:
                                                                       Cost method based on                Same as left
                                                                       average
                                   Supplies:
                                    Last purchase method                  --                                  --
----------------------- -------------------------------------- ---------------------------------- ----------------------------------
2. Depreciation and            (1) Property and equipment        (1) Property and equipment         (1) Property and equipment
   amortization of                 Declining balance method:         Declining balance method:
   fixed assets                      The estimated useful life         The estimated useful life
                                   and residual value are            is described as follows:           Same as left
                                   based upon the same
                                   criteria stipulated in the        Building     15 years
                                   corporate income tax law.         Equipment    3 to 8 years

                               (2) Intangible fixed assets:      (2) Intangible fixed assets:       (2) Intangible fixed assets:
                                     Software used for the
                                   Company's operation is             Same as left                      Same as left
                                   amortized by the
                                   straight-line method over
                                   the estimated useful life
                                   of 5 years.
----------------------- -------------------------------------- ---------------------------------- ----------------------------------
3. Basis for                   (1) Allowance for doubtful        (1) Allowance for doubtful         (1) Allowance for doubtful
   calculation                     accounts:                         accounts:                          accounts:
   of allowances                     Allowance for doubtful
                                   accounts is provided based        Same as left                       Same as left
                                   on past experience for
                                   normal receivables and on
                                   an estimate of the
                                   collectibility of
                                   receivables and on an
                                   estimate of the
                                   collectibility of
                                   receivables from companies
                                   in financial difficulty.

                               (2) Allowance for bonus:          (2) Allowance for bonus:           (2) Allowance for bonus:
                                     Accrued bonus is provided         Accrued bonus is provided          Accrued bonus is
                                   for the payment of                for the payment of                 provided for the payment
                                   employees' bonus based on         employees' bonus based on          of employees' bonus based
                                   estimated amounts of              estimated amounts of future        on estimated amounts of
                                   future payments attributed        payments attributed to the         future payments attributed
                                   to the current period.            current period.                     to the current period.
                               (Additional information)                                             (Additional information)

                                   The bonus payment period has                                         The bonus payment period
                               been amend in the current                                            has been amended in the
                               interim period, however the                                          current period. As a
                               period for provision is the                                          result, operating income,
                               same as previous amended                                             ordinary income and net
                               period. Therefore it is not                                          income are less accounted
                               influential.                                                         for JPY4,559 thousand,
                                                                                                    compared with when the existing
                                                                                                    bonus payment period.

----------------------- -------------------------------------- ---------------------------------- ----------------------------------




                                FY2003 1st half                            FY2004 1st half                       FY2003
                                From Oct 1, 2002                           From Oct 1, 2003                  From Oct 1, 2002
Items          Periods         To Mar 31, 2003                            To Mar 31, 2004                   To Sep 30, 2003

----------------------- -------------------------------------- ---------------------------------- ----------------------------------
                               (3) Allowance for settlement:     (3) Allowance for settlement:      (3) Allowance for settlement:
                                     The company has recorded         The company has recorded           The company has recorded
                                    the amount it expects to          the amount it expects to pay       the amount it expects to
                                    pay for settlement of the         for settlement of the class        pay for settlement of the
                                    class action related to the       action related to the              class action related to the
                                    Company's US public               Company's US public offering       Company's US public
                                    offering of securities.           of securities.                     offering of securities.
                                   (Additional information)                                              (Additional information)
                                     The plaintiffs in the                                                The plaintiffs in the
                                    above action had sought                                             above action had sought
                                    damages, costs and                                                  damages, costs and expenses
                                    expenses of an unspecified                                          of an unspecified amount.
                                    amount. The settlement                                              The settlement agreement
                                    agreement with the                                                  with the Plaintiffs on June
                                    Plaintiffs on June 6, 2003                                          6, 2003 permits the Company
                                    permits the Company to                                              to reasonably estimate the
                                    reasonably estimate the                                             cost to settle and bring to
                                    cost to settle and bring                 ------                     an end the litigation and,
                                    to an end the litigation                                            accordingly, the Company
                                    and, accordingly, the                                               recorded a settlement
                                    Company recorded a                                                  allowance amount pursuant to
                                    settlement allowance                                                the content of the
                                    amount pursuant to the                                              settlement agreement for the
                                    content of the settlement                                           current financial accounting
                                    agreement for the current                                           period.
                                    financial accounting
                                    period.
----------------------- -------------------------------------- ---------------------------------- ----------------------------------
4. Lease                          Noncancelable lease
                               transactions are primarily
                               accounted for as operating                  Same as left                       Same as left
                               leases except that lease
                               agreements which stipulate the
                               transfer of ownership of the
                               leased assets to the lessee are
                               accounted for as finance leases.
----------------------- -------------------------------------- ---------------------------------- ----------------------------------
5. Cash and cash                 Cash and cash equivalent in                                          Cash and cash equivalent in
  equivalents                  the statement of cash flows                                          the statement of cash flows
                               consist of cash on hand, bank                 ------                 consist of cash on hand, bank
                               deposits which can be withdrawn                                      deposits which can be withdrawn
                               on demand and short-term                                             on demand and short-term
                               investments which can easily                                         investments which can easily
                               be converted to cash and are                                         be converted to cash and are
                               subject to little risk of change                                     subject to little risk of change
                               in value and with maturity with                                      in value and with maturity with
                               in three months after                                                in three months after
                               acquisition of the securities.                                       acquisition of the securities.
----------------------- -------------------------------------- ---------------------------------- ----------------------------------





                                FY2003 1st half                            FY2004 1st half                       FY2003
                                From Oct 1, 2002                           From Oct 1, 2003                  From Oct 1, 2002
Items          Periods          To Mar 31, 2003                            To Mar 31, 2004                   To Sep 30, 2003

----------------------- -------------------------------------- ---------------------------------- ----------------------------------
6. Others               (1) Accounting for comsumption           (1) Accounting for comsumption    (1) Accounting for comsumption
                            taxes:                                   taxes:                            taxes:
                            Consumption taxes are
                            excluded from transaction                   Same as left                       Same as left
                            amounts.


                        (2) Accounting for Treasury                                                 (2) Accounting for Treasury
                           Stock and reversal of                                                        Stock and reversal of
                           Additional Paid-in Capital                                                   Additional Paid-in Capital
                           and Legal Reserve, etc:                                                      and Legal Reserve, etc:
                           Since the current interim                                                    Since the current period,
                          period, the Company has                            -----                     the Company has adopted
                          adopted "Accounting Standard                                                 "Accounting Standard for
                          for Net Income per                                                           Treasury Stock and Reversal
                          Share" (Statement                                                            of Additional Paid-in Capital
                          of Accounting Standard Board                                                 and Legal Reserve, etc"
                          of Japan No.2, issued on                                                     (Statement of Accounting
                          Sept.25, 2002) and "The                                                      Board of Japan No.1 issued on
                          Guidance for Implementation                                                  Feb. 21, 2002). There is no
                          of the Accounting Standard                                                   effect on gain and loss due
                          for Net Income per Share"                                                    to this adoption. The capital
                          (The guidance for                                                            section of annual balance
                          implementation of statement                                                  sheets, based on the revision
                          of Accounting Standard Board                                                 of the balance sheet rules.
                          of Japan No.4, issued on
                          Sept. 25, 2002). There is no
                          effect on per share
                          information of FY2002 1st
                          half and FY2002 by the
                          adoption of both rules.

                        (3) Accounting standard for net                                             (3) Accounting standard for
                           income per share:                                                            net income per share:
                           Since the current interim                                                    Since the current period,
                          period, the Company has                                                      the Company has adopted
                          adopted "Accounting Standard                       -----                     "Accounting Standard for Net
                          for Net Income per                                                           Income per share" (Statement
                          Share" (Statement                                                            of Accounting Standard Board
                          of Accounting Standard Board                                                 of Japan No.2, issued on
                          of Japan No.2, issued on                                                     Sept. 25, 2002) and "The
                          Sept. 25, 2002) and "The                                                     Guidance for Implementation
                          Guidance for Implementation                                                  of the Accounting Standard
                          of the Accounting Standard                                                   for Net Income per Share"
                          for Net Income per Share"                                                    (The guidance for
                          (The guidance for                                                            implementation of statement
                          implementation of statement                                                  of Accounting Standard Board
                          of Accounting Standard Board                                                 of Japan No.4, issued on
                          of Japan No.4, issued on                                                     Sept. 25, 2002). There is no
                          Sept. 25, 2002). There is no                                                 effect on per share
                          effect on per share                                                          information of FY2002
                          information of FY2002 1st                                                    resulting from the adoption
                          half and FY2002 by the                                                       of those rules.
                          adoption of both rules.
----------------------- -------------------------------------- ---------------------------------- ----------------------------------



Change in presentation of financial statements


                      FY2003 1st half                                                 FY2004 1st half
                     From Oct 1, 2002                                                From Oct 1, 2003
                     To Mar 31, 2003                                                 To Mar 31, 2004
----------------------------------------------------------- ------------------------------------------------------------------------
                        ------                                (Semi-annual balance sheets for FY2004)

                                                            (1)  "Accounts receivable-others" (FY2004 1st half of it is
                                                                 JPY8,775 thousand), which was separately stated on the
                                                                 FY2003 1st half, is included in "Others" in Liability from the current period, because of no monetary significance on the FY2004 1st half.

                                                            (2)  "Prepaid expense" (FY2004 1st half, JPY5,690 thousand), which was separately stated on the FY2003 1st half, is included in "Others"
                                                                 in Liability from the current period, because of no monetary significance on the FY2004 1st half.

                                                            (3)  "Property" (FY2004 1st half, JPY2,273 thousand) and
                                                                 "Equipment" (FY2004 1st half, JPY19,843 thousand), which
                                                                 were separately stated on the FY2003 1st half, are included in "Tangible assets" from the current period, because
                                                                 monetary significance declines on the FY2004 1st half.

                                                            (4)  "Securities" (FY2004 1st half, JPY1 thousand) and
                                                                 "Guaranty deposit and others" (FY2004 1st half, JPY12,290
                                                                 thousand), which were separately stated on the FY2003 1st
                                                                 half, are included in "Investments and others" from the
                                                                 current period, because monetary significance declines on
                                                                 the FY2004 1st half.
----------------------------------------------------------- ------------------------------------------------------------------------


Notes to financial statements

(For semi-annual balance sheets)                              (Thousands of yen)



              FY2003 1st half                            FY2004 1st half                            FY2003
          (As of March 31, 2003)                    (As of March 31, 2004)               (As of September 30, 2003)
-------------------------------------------- --------------------------------------   ----------------------------------------
N1 Accumulated depreciation of property:     N1 Accumulated depreciation of property:   N1 Accumulated depreciation of property:
                          JPY 94,962                                   JPY 63,602                                  JPY 66,875
-------------------------------------------- --------------------------------------   ----------------------------------------
                                             N2  JPY782,081 is on deposit in an         N2
                                                escrow account pursuant to the
               ------                           settlement of the US class                        Same as left
                                                action related to the Company's
                                                public offering of securities.
-------------------------------------------- --------------------------------------   ----------------------------------------
N3 Treatment of Consumption Tax:             N3 Treatment of Consumption Tax:
   After having been setoff, pre-paid
   consumption tax and pre-received                       Same as left                              ------
   consumption tax are indicated in "Other
   Current Assets".
-------------------------------------------- --------------------------------------   ----------------------------------------

                                                                                        N4 Special dividend in connection with
                                                                                           capital reduction:

                                                                                          Special dividend in connection with
               ------                                     ------                       Capital reduction effective September 9,
                                                                                       2003 was resolved at the shareholders
                                                                                       meeting on July 31, 2003, and the dividend
                                                                                       was paid on September 30, 2003.
                                                                                       Decrease in capital             JPY 7,495,640
                                                                                       Decrease in capital reserve     JPY 6,879,560
                                                                                                                       -------------
                                                                                       Total amount of reduced capital JPY14,375,200
-------------------------------------------- --------------------------------------   ----------------------------------------


   (For semi-annual statements of income)

                                                      (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------
              FY2003 1st half                           FY2004 1st half                             FY2003
             From Oct 1, 2002                          From Oct 1, 2003                        From Oct 1, 2002
              To Mar 31, 2003                           To Mar 31, 2004                         To Sep 30, 2003
-------------------------------------------- -------------------------------------- ----------------------------------------
N1  Depreciation                              N1  Depreciation                       N1  Depreciation
    Property and equipment      JPY15,622         Property and equipment  JPY4,618       Property and equipment     JPY24,812
    Intangible assets           JPY 2,455         Intangible assets       JPY2,970       Intangible assets          JPY 4,250
-------------------------------------------- -------------------------------------- ----------------------------------------
N2 Major components of special                                                      N2  Major components of
   income                                                 ------                        special income
   Finance guide fee             JPY6,613                                               Finance guide fee           JPY12,924
-------------------------------------------- -------------------------------------- ----------------------------------------
N3  Major components of                      N3 Major components of                 N3  Major components of
    operating expense                           operating expense                       operating expense
    Litigation expense          JPY12,371       Litigation expense        JPY3,100      Litigation expense          JPY23,907
    Depreciation expense        JPY 3,890       Rent expense              JPY1,529      Depreciation expense        JPY 5,249
                                                                                        Cost for special
                                                                                        dividend in connection
                                                                                        with capital reduction      JPY 4,412
-------------------------------------------- -------------------------------------- ----------------------------------------
N4 Major components of special                                                      N4  Major components of
   income                                                                               special income
   Proceeds from sale of assets JPY12,396                 ------                       Proceeds from sale of
   Bad debt recovered           JPY10,434                                               assets                      JPY14,017
                                                                                        Bad debt recovered          JPY11,201

N5 Major components of special loss          N5 Major components of                 N5  Major components of
   Provision for settlement    JPY796,325       special loss                            special loss
   Loss on disposal of fixed                    Loss on disposal of                     Provision for settlement   JPY782,081
   assets                      JPY 42,253       fixed  assets           JPY3,057        Loss on sales of property
   Relocation expense          JPY  6,154                                               and equipment              JPY  4,417
                                                                                        Loss on disposal of
                                                                                        fixed assets               JPY 47,811
-------------------------------------------- -------------------------------------- ----------------------------------------

(For semi-annual statements of cash flows)



                                                      (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------
              FY2003 1st half                           FY2004 1st half                             FY2003
             From Oct 1, 2002                          From Oct 1, 2003                        From Oct 1, 2002
              To Mar 31, 2003                           To Mar 31, 2004                         To Sep 30, 2003
-------------------------------------------- -------------------------------------- ----------------------------------------
  The following is the relation between                                               The following is the relation between
cash and cash equivalents at the end of                                             cash and cash equivalents at the end of
the 1st half FY2003 and the items listed                                            the year and the items listed in balance
in balance sheets.                                           -----                  sheets.


 Cash on hand and in banks   JPY16,830,174                                            Cash on hand and in banks   JPY1,930,519
 Time deposits with                                                                   Time deposits with
 maturity more than 3                                                                 maturity more than 3
 months                       JPY (200,000)                                           months                      JPY(200,000)
 Securities                   JPY  200,791                                            Securities                   JPY 200,795
--------------------------------------------                                         ----------------------------------------
 Cash and cash equivalents   JPY16,830,966                                            Cash and cash               JPY1,931,315
============================================                                         ========================================

Semi-annual FY2004 (From October 1, 2003 to March 31, 2004) is stated in note to consolidated financial statements.

  (For lease transactions)


              FY2003 1st half                           FY2004 1st half                              FY2003
             From Oct 1, 2002                          From Oct 1, 2003                         From Oct 1, 2002
              To Mar 31, 2003                           To Mar 31, 2004                          To Sep 30, 2003
-------------------------------------------- -------------------------------------- ------------------------------------------
There are no significant transactions to                 Same as left                             Same as left
be disclosed.
-------------------------------------------- -------------------------------------- ------------------------------------------

(For securities)

        Semi-annual FY2004 (As of March 31, 2004)

         There is no investment in subsidiaries with market value.


Carrying value of major securities whose fair value is not available                                 (Thousands of yen)
--------------------------- ------------------------------- -------------------------------- ---------------------------------
                                  Semi-annual FY2003              Semi-annual FY2004                      FY2003
                              Amount accounted in balance      Amount accounted in balance      Amount accounted in balance
        Categories                      sheets                          sheets                            sheets
                                 (As of March 31, 2003)          (As of March 31, 2004)         (As of September 30, 2003)
--------------------------- ------------------------------- -------------------------------- ---------------------------------
Other securities
   Free Financial Fund                       JPY200,791                           --                            JPY200,795
--------------------------- ------------------------------- -------------------------------- ---------------------------------


     Semi-annual FY2004 (From October 1, 2003 to March 31, 2004) is stated in note to consolidated financial statements.

   (For derivative transaction)

     Semi-annual FY2003 (From October 1, 2002 to March 31, 2003)and FY2003 (From October 1, 2002 to September 30, 2003)

       Not applicable

     Semi-annual FY2004 (From October 1, 2003 to March 31, 2004) is stated in note to consolidated financial statements.



   (Equity in income (losses) of affiliates)

     Semi-annual FY2003 (From October 1, 2002 to March 31, 2003) and FY 2003 (From October 1, 2002 to September 30, 2003)

       Not applicable

     Semi-annual FY2004 (From October 1, 2003 to March 31, 2004) is not stated, because of preparing consolidated semi-annual FY2004 financial statements.

  (Amounts per share information)


------------------------------------------------------------------------------------------------------------------------------
                                        FY2003 1st half                 FY2004 1st half                       FY2003
                                        From Oct 1, 2002                From Oct 1, 2003                 From Oct 1, 2002
                                        To Mar 31, 2003                 To Mar 31, 2004                  To Sep 31, 2003
-------------------------------- -------------------------------- --------------------------- --------------------------------

Net assets per share                         JPY1,585,131.29                    --                          JPY208,108.98

Net income (loss) per share --                 JPY(45,688.86)                   --                          JPY(22,612.17)
basic

Net income per share -- diluted                 --                              --                           --

                                   Accounting Standard for Net                                   Since the current year, the
                                 Income per Share.                                             Company has adopted
                                   Since the current interim                                   "Accounting Standard for Net
                                 period, the Company has                                       Income per Share" (Statement
                                 adopted "Accounting Standard                                  of Accounting Standard Board
                                 for Net Income per Share"                      --             of Japan No.2, issued on
                                 (Statement of Accounting                                      Sept. 25, 2002) and "The
                                 Standard Board of Japan No.2,                                 Guidance for Implementation
                                 issued on Sept. 25, 2002) and                                 of the Accounting Standard
                                 "The Guidance for                                             for Net Income per Share"
                                 Implementation of the                                         (The guidance for
                                 Accounting Standard for Net                                   implimentation of statement
                                 Income per Share" (The                                        of Accounting Standard Boad
                                 guidance for implementation                                   of Japan No.4, issued on
                                 of statement of Accounting                                    Sept. 25, 2002).
                                 Standard Board of Japan No.4,                                   There is no effect on per
                                 issued on Sept. 25, 2002).                                    share information of the
                                   There is no effect on per                                   current period and FY2002 by
                                 share information of FY2002                                   the adoption of both rules.
                                 1st half and FY2002 by the
                                 adoption of both rules.
-------------------------------- -------------------------------- --------------------------- --------------------------------


(Note) 1. Net income per share -- diluted is not stated in prior fiscal year because there is no premium on issuing stock purchase warrants.
       2. Net income per share -- basic for semi-annual FY2004 is calculated based on the following figures.


                                            FY2003 1st half               FY2004 1st half                   FY2003
                                            From Oct 1, 2002              From Oct 1, 2003             From Oct 1, 2002
                                            To Mar 31, 2003               To Mar 31, 2004               To Sep 31, 2003
------------------------------------- ----------------------------- ----------------------------- -------------------------------

Net income                                         --                           --                   JPY(232,113) thousand
------------------------------------- ----------------------------- ----------------------------- -------------------------------
Amount not attributable to common                  --                           --                              --
shareholders
------------------------------------- ----------------------------- ----------------------------- -------------------------------
Net income attributable to common                  --                           --                   JPY(232,113) thousand
stock
------------------------------------- ----------------------------- ----------------------------- -------------------------------
Average number of shares                           --                           --                          10,268 shares
outstanding during the period
------------------------------------- ----------------------------- ----------------------------- -------------------------------
Information of diluted shares,                                                                    (Stock Option)
which is not included in calculation                                                                 Resolution at  Extraordinary
of quarterly net income per share                  --                           --                 Shareholders' Meeting on
for the current period due to no                                                                   May 31, 2000
dilutive effect.                                                                                  Amounts paid: JPY3,000 thousand
                                                                                                  (unsecured bonds with
                                                                                                  subscription rights)
                                                                                                  The 3rd unsecured bonds (with
                                                                                                  stock warrants)
                                                                                                  Face amount:
                                                                                                        JPY1,687,000 thousand
------------------------------------- ----------------------------- ----------------------------- -------------------------------


     3. Semi-annual FY2004 (From October 1, 2003 to March 31, 2004) is not stated, because of preparing consolidated semi-annual FY2004.

        (Significant subsequent events)



----------------------------------------- ------------------------------------------ ----------------------------------------
            FY2003 1st half                           FY2004 1st half                                FY2003
            From Oct 1, 2002                          From Oct 1, 2003                          From Oct 1, 2002
            To Mar 31, 2003                           To Mar 31, 2004                           To Sep 31, 2003
----------------------------------------- ------------------------------------------ ----------------------------------------

Not applicable                                          Same as left                              Same as left
----------------------------------------- ------------------------------------------ ----------------------------------------
